                         OMB APPROVAL

OMB Number:              3235-0116

Expires:                    July 31, 2008

            Estimated average burden

hours per response. . . . . .   . 6.20

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of August 2006

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated August 8, 2006
2	News Release dated August 10, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2006	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

HORIZON/FUNK #1 WELL NEARING TOTAL DEPTH -- LOGGING TO COMMENCE

VANCOUVER, CANADA -- August 8, 2006 – Robert Card, President of Jet Gold Corp., (TSXV:JAU), is pleased to announce that drilling of the Horizon Funk #1 well at the Funk Prospect in Goliad County, Texas commenced on Saturday, August 5.  The Horizon/Funk #1 well is a 2,500 foot well to test a strong gas anomaly covering approximately 120 acres in the Catahoula formation at an expected depth of 2,100 feet to 2,150 feet.

The well is expected to reach total depth today, August 8, 2006, upon which logging shall commence.  Once the results of the logs have been evaluated, a completion decision will be made.

This is the first well to be drilled as a result of the 3D seismic evaluation completed on the 400 acre Funk Prospect.  Several other targets were identified as strong amplitude anomalies in the Yegua formation at a depth of 5,500 ft to 5,700 ft.  As a result of the 3D seismic the operator, Horizon Industries, is also planning to drill a 6,000 ft well to test the first of three Yegua targets. The rig has been scheduled to commence drilling of the Horizon Funk #2 well immediately following the completion of drilling of the Horizon Funk #1 well.

About the Funk Prospect

The Funk Prospect is located in the G. Barrera survey A-2 in Goliad County and consists of two tracts of land comprising 240 acres and 160 acres. The Funk Prospect is situated in the prolific Middle Yegua gas trend, a formation that has produced gas and condensate in the nearby Maetze Yegua, Perdido Creek and Jobar fields.

The Perdido Creek field is located one and a half miles northeast of the Funk Prospect.  Perdido Creek hosts seven producing wells with cumulative production of approximately 3 billion to four billion cubic feet and 80,000 barrels of oil and condensate from the Yegua sands.  The best well in Perdido Creek, the Vrazel #1 well produced 1.8 billion cubic feet and 30,000 barrels of oil and condensate from a 90-foot sand covering 36 acres.  These Yegua sands appear to be similar to that underlying the Funk prospect which hosts 2-D defined Yegua sand bodies of 35 to 50 acres in aerial extent.

The Maetze Field, is located 3,500 feet to the southeast of the Funk lease.  Total production from this field was approximately five billion cubic feet. The best well in this field, the Cron Dreier well, drilled in the early 1950's blew out for over six months releasing up to two billion cubic feet of gas before being shut-in.

Jet Gold has acquired a 2.5% working interest in the Funk Prospect with Horizon Industries Ltd. as the operator.  This is in addition to the 2.5% interest held in the Stewart lease also located in Goliad County.

Jet Gold Corp. is building an oil and gas cash flow base in addition to its interests in its Atlin and Myanmar gold exploration properties and development of its Naskeena Coal prospect.

On behalf of the board of directors,

Jet Gold Corp.

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A. Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

Asj@syndicatedcc.co

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD REPORTS COMPLETION OF FUNK #1 WELL UNDERWAY

August 10, 2006 - Jet Gold Corp. (TSXV:JAU) reports that operator, Horizon Industries Ltd., has received down hole logs from the Horizon Funk #1 Well in Goliad County, Texas. Based upon an encouraging interpretation of the logs they are proceeding with completion operations.

The Horizon/Funk #1 well was drilled to a total depth of 2,530 feet well.  The well was logged by Schlumgerger and shows a gas pay zone spanning fifteen feet from 2,018 feet to 2,033 feet.  The sand appears very clean with indicated porosities in excess of 30% throughout with estimated permeability of 500md.  Side wall core analysis is underway and the drilling contractor is preparing to set pipe.  Flow tests will be performed within the next 10 days to two weeks after which the well is expected to be tied in to sales.  Jet Gold Corp. has acquired a 5.0% working interest in the Funk Prospect.

FUNK LEASE, GOLIAD COUNTY, TEXAS

Two wells were drilled on the Funk lease in 2002.   Horizon recently re-entered both wells, the Geogoliad #3 and #4.  The wells were cleaned out and Gamma Ray Neutron and Radial Bond logs were run followed by flow tests.  The Geogoliad #3 flowed 50MCF per day together with load water with a shut in pressure of 900psi.  The Geogoliad #4 averaged 180MCF per day while unloading KCI fluid with shut in pressure of 1125 psi.  The Geogoliad #4 was drilled through the Yegua formation directly north of a large amplitude anomaly.  Seismic profile maps indicate this well was located off the edge of the main porosity.  Both wells remain tied in to Duke Energy’s pipeline.

Horizon is currently awaiting final transfer of all on onsite equipment from the Texas Railroad Commission before opening the wells to sales.  A gas sales contract is in place with Duke Energy.  Once the wells begin to flow to sales and continue to unload fluids, it is anticipated that production will be enhanced.  At the time of the transfer, which is expected within the next several weeks, Horizon will immediately turn the wells to sales.  Horizon will then commence preparations to perforate and flow test several other zones identified in the Vicksburg and Frio formations with the intention of further increasing production.  Logs from both wells indicate the presence of multiple behind-pipe pay zones, several of which have not been developed.  This assessment is supported by Horizon’s newly acquired 3D data set over the lease.  Jet has acquired a 2.5% interest in these wells under the acquisition Agreement.

Jet Gold President, Robert Card states, “These positive flow tests greatly enhance the potential for the previously identified 3D targets on the Funk lease. The high quality 3D data combined with well logs and production records gives us great confidence in future targets and significantly reduces drilling risk.  Furthermore, any production we can stimulate from re-entries and work-overs will help finance our acquisition and drilling plans.  It is encouraging to encounter commercial quantities of gas from zones previously believed depleted.  We are therefore very optimistic about uphole zones where logs indicate potential reserves behind pipe.”

In addition to the Funk Prospect, Jet Gold has an interest in the Stewart Lease also located in Goliad County, Texas.

Jet Gold is building an oil and gas cash flow base, in addition to its interests in the Atlin and Myanmar gold exploration properties and development of its Naskeena Coal Prospect.

On behalf of the Board of Directors

JET GOLD CORP

“Robert L. Card”

Robert L. Card

President

Investor Contact: A. Salman Jamal – Syndicated Capital Corp

604 694 1994 – Asj@syndicatedcc.co-www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.